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February 11, 2014

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Office of Mergers and Acquisitions

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-0308

Attention: David L. Orlic, Special Counsel

RE:                         CommonWealth REIT
Definitive Additional Soliciting Materials on Schedule 14A
Filed February 4, 2014
File No. 001-09317

Dear Mr. Orlic:

On behalf of CommonWealth REIT (the “Company”), please find below the responses of the Company to comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter dated February 6, 2014, in connection with the above-captioned definitive additional soliciting materials (the “Press Release”) of the Company.  For the convenience of the Staff, we have also sent to you a paper copy of this letter.

Your numbered comments with respect to the Press Release, as set forth in your letter dated February 6, 2014, have been reproduced below in italicized text.  The Company’s responses thereto are set forth immediately following the reproduced comments to which they relate.

General

1.                                    Disclosure asserts that Related/Corvex have acknowledged that their proposal to remove the entire board may harm shareholders’ interests. In support of this assertion, you direct shareholders to the letter dated January 21, 2014 from Related/Corvex. However, that letter does not appear to make the acknowledgements that you assert Related/Corvex have made. Instead, the letter appears to refer to claims regarding harm to shareholders’ interests as ‘purported

United States Securities and Exchange Commission

February 11, 2014

“concerns.”‘ Please provide us with support for this assertion, or refrain from making it in future filings.

Company Response:  The Company believes this acknowledgment is implicit in, and serves as an underpinning of, the letter dated January 21, 2014 from Related Fund Management, LLC and Corvex Management LP (together, “Related/Corvex”) to which the Company was responding.  In their letter dated January 21, 2014 to the Company’s Trustees, Related/Corvex suggest two courses of action that they assert would avoid the potential adverse consequences of a successful consent solicitation to remove the Company’s entire Board.1  One of these courses of action, “allowing [Related/Corvex] … to solicit written consents to elect a new board simultaneously with the removal of the current board”, Related/Corvex publicly disclosed.2  Their second suggested course of action, that removed Trustees remain in office as “Trustees” until their replacements are elected at a special meeting, Related/Corvex did not publicly disclose.  The Company believes the fact that Related/Corvex suggested these courses of action is implicit acknowledgement that the mechanism of removal of all of the Trustees by shareholder action by written consent, a mechanism Related/Corvex have chosen to gain control of the Company’s Board, may harm shareholders’ interests. Likewise, Related/Corvex’s offer to file a joint application with the arbitration panel to address these concerns suggests they acknowledge their validity.

Moreover, the Company notes that Related/Corvex’s own solicitation materials expressly acknowledge the need for a plan to protect the Company in the event their proposal to remove all of the Trustees by action by written consent is successful3 and implicitly acknowledge the success of their actions would trigger defaults under the Company’s revolving credit facility and term loan agreement, giving lenders the right to accelerate these loans.  In numerous materials filed with the Commission, Related/Corvex claim that their offer to purchase up to 51% of the Company’s bank debt will “prevent acceleration of the Company’s debt”.4  The Company believes that the fact that Related/Corvex have proposed a course of action that they publicly claim prevents the risk of harm caused by their proposal is another implicit acknowledgement that such harm may occur.

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1                   Related/Corvex Letter to the Independent Trustees of the Company dated January 21, 2014, filed with the Commission on January 21, 2014 as soliciting material pursuant to Rule 14a-12.

2                   Id.

3                   “The Case for Change Now at CWH,” Related/Corvex presentation to CWH shareholders, slides 51 and 52, filed with the Commission as Definitive Additional Materials on January 30, 2014.

4                   Related/Corvex Definitive Solicitation Statement, page 13, filed with the Commission on Schedule 14A on January 28, 2014.

United States Securities and Exchange Commission

February 11, 2014

The Company believes that Related/Corvex are misleading shareholders by publicly stating that the risk of harm to the Company from removal of all the Trustees, without cause, by action by written consent is “miniscule” or “imagined” when they sought relief from the arbitration panel that was denied, sought agreement from the Trustees for alternatives that Related/Corvex claim may address the concerns arising from their chosen course of action and announced that they will offer to buy 51% of the Company’s bank debt to “prevent acceleration of the Company’s debt.”  As the Company has disclosed, removal of the entire Board of the Company by action by written consent as proposed by Related/Corvex could harm the Company as a result of: (a) the occurrence of a default under the Company’s bank debt, entailing restrictions on, among other things, the Company’s ability to borrow, pay dividends and repurchase shares, and giving lenders the right to accelerate such debt; (b) the holders of the Company’s Series D preferred shares having the right to convert their preferred shares into Company common shares at a rate that is more favorable than the currently prevailing conversion rate, if the Company does not (or cannot) repurchase such preferred shares; and (c) the Company violating federal securities law requiring that it have an independent audit committee and certain NYSE continued listing requirements.  These risks cannot be considered “miniscule” or “imagined.”5

To address Staff’s comment, the Company will describe the acknowledgement as “implicit” to the extent it makes the assertion in future filings with the Commission.

2.                                    We note your statement that “When The Related Companies have controlled publicly owned real estate companies in the past, The Related Companies have done well, but public shareholders have not.” Please provide support for the assertion that The Related Companies have done well in these circumstances.

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5                   The Company believes that the Related/Corvex offer to purchase 51% of the Company’s bank debt does not remove these concerns for several reasons: (i) first, the Company has no reason to believe its bank creditors will agree to sell 51% of the amounts due to them when they have a contractual right to demand 100% repayment and such a sale would give Related/Corvex rights over future changes to the credit and term loan agreements; (ii) second, the Company’s credit and term loan agreements require the holders of two-thirds of the aggregate lender commitments to waive a default; and (iii) third, a statement by Related/Corvex that they “will” offer to buy outstanding bank debt does not mean that they will in fact do so – for example, in February and March, 2013, Related/Corvex publicly announced their interest to purchase all of the Company’s outstanding shares at a premium to the then market price, but Related/Corvex failed to present an offer actionable by shareholders and now have opted to seek control without paying a control premium.

United States Securities and Exchange Commission

February 11, 2014

Company Response:  The Company respectfully submits that the examples provided at pages 6-7 of its definitive consent revocation statement filed with the Commission on January 29, 2013 regarding American Mortgage Acceptance Company (“AMAC”) and Centerline Holding Company (“CharterMAC”) support the assertion that The Related Companies did well in these circumstances.  The Company believes that the following examples demonstrate that The Related Companies benefitted from related party transactions with controlled public companies:

•                 The Related Companies and its affiliates received a direct cash payment of $50 million and stock valued at $290 million in connection with the internalization of CharterMAC’s management on November 17, 2003.6

•                 The Related Companies obtained subordinated loans from AMAC in an aggregate principal amount of more than $50 million for risky resort developments controlled by The Related Companies in Phoenix, Arizona (City North) and Aspen, Colorado (Snowmass),7 financing which they may not have obtained otherwise on the same terms.  These loans were very large for AMAC – in aggregate amounts in excess of 50% of AMAC’s equity market capitalization and total shareholders’ equity at the time. These loans defaulted a short period of time after they were made, making them worthless (i.e., there was no recovery on the loans). AMAC declared bankruptcy a short time later.  Unlike other loans that were advanced by third party lenders to The Related Companies’ Snowmass development,8 The Related Companies did not guarantee the subordinated loans provided by AMAC and The Related Companies did not repay the loans when they defaulted.

The Company’s assertion is also informed by the fact that Stephen Ross, founder and majority owner of The Related Companies, purchased a National Football League franchise for over $1 billion in January of 2009, two months after

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6                   See CharterMAC Form 10-K for the fiscal year ended December 31, 2003, page 3; CharterMAC Prospectus Supplement filed pursuant to Rule 424(b)(3), October 27, 2003, Page S-67.

7                   See AMAC Form 10-K for the fiscal year ended December 31, 2007, Note 3 to consolidated financial statements.

8                   The Related Companies guaranteed $110 million of loans advanced by Bank of America to the Snowmass development project. The Related Companies were required to pay this entire guaranty when the development project ran into trouble. See Verified Complaint filed by Related Westpac LLC, an affiliate of The Related Companies, at 14-18, Related Westpac LLC v. JER Snowmass LLC, C.A. No. 5001-VCS (Del.Ch. July 23, 2010).

United States Securities and Exchange Commission

February 11, 2014

entities controlled by The Related Companies defaulted on their mezzanine loans from AMAC.

If you have any questions regarding the responses to the comments of the Staff, or require additional information, please contact the undersigned at (617) 573-4859.

Very truly yours,

/s/ Margaret R. Cohen
Margaret R. Cohen

cc:	Michele Anderson
Securities and Exchange Commission

Adam D. Portnoy
CommonWealth REIT

Brian V. Breheny
Skadden, Arps, Slate, Meagher & Flom LLP

Richard J. Grossman
Skadden, Arps, Slate, Meagher & Flom LLP